# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Uranium Royalty Corp., CIK 0002143673
CUSIP: 91703D100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 141 UNION BLVD., SUITE #310, LAKEWOOD, Colorado (CO), 80228
Date of event which requires filing of this statement: 07/27/2026
Filed by CIK 0001334933
Persons authorized to receive notices and communications: Rod Talaifar, Esq., 1021 W. Hastings Street, Suite 2200, Vancouver, British Columbia Canada (A1), V6E 0C3, 1 604 662-8808

## Reporting persons
- URANIUM ENERGY CORP (CIK 0001334933): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 28,967,375; shared voting power 0; sole dispositive power 28,967,375; shared dispositive power 0; aggregate amount beneficially owned 28,967,375 (7.7% of the class)
  Comment: The above numbers under items 7, 9 and 11 above are comprised of 28,967,375 shares of Common Stock of the Issuer held by the Reporting Person. The percentage provided for under item 13 above is based on 377,210,623 shares of Common Stock of the Issuer's common stock issued and outstanding as of July 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Uranium Royalty Corp.
Address of issuer's principal executive offices: 141 UNION BLVD., SUITE #310, LAKEWOOD, Colorado (CO), 80228

## Item 2. Identity and Background
Name of person filing: This statement is filed by Uranium Energy Corp. (the "Reporting Person"). All decisions with respect to securities of the Issuer (including investment decisions with respect thereto and decisions relating to the voting thereof) are made by the board of directors of the Reporting Person.
Residence or business address: The principal business address of the Reporting Person is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, Canada, V6E 4A2.
Present principal occupation or employment: The Reporting Person is primarily engaged in uranium mining and related activities, including exploration, pre-extraction, extraction and processing, on uranium projects located in the United States, Canada and Paraguay.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a corporation organized under the laws of the State of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired shares of Common Stock of the Issuer in connection with a transaction contemplated by that certain Arrangement Agreement, dated as of April 16, 2026, as amended, through which the Issuer domesticated as a corporation in the State of Delaware (the "Arrangement"). Prior to the Arrangement, the Reporting Person held 28,967,375 common shares of Uranium Royalty Corp. (Canada). Upon effectiveness of the Arrangement, such common shares were converted into, or otherwise exchanged for, the 28,967,375 shares of Common Stock of the Issuer reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person intends to review its investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of its general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares of Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, including the acquisitions of shares of Common Stock of the Issuer as disclosed in Item 3 of this Schedule 13D, no transactions in the shares of Common Stock of the Issuer were effected during the past sixty days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- URANIUM ENERGY CORP: /s/ Josephine Man, Josephine Man/ Chief Financial Officer (07/28/2026)